[Letterhead of]

C R A V A T H,  S W A I N E  &  M O O R E  L L P
[New York Office]

February 12, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jay Ingram
cc:	Frank Pigott

Re:	Blount International, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 12, 2016 File No. 001-11549

Dear Mr. Ingram:

Blount International, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on January 12, 2016 (File No. 001-11549) (the “Preliminary Proxy Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated February 8, 2016 (the “Comment Letter”), relating to the Preliminary Proxy Statement.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.  Terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

Page references in the Company’s responses are to pages in the clean copy of Amendment No. 1.

* * *

General

1.	Please provide us with an analysis addressing the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation that you, or other individuals or firms, may have to provide on Schedule 13E-3. Refer to Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

The Company acknowledges that, upon the consummation of the merger, Merger Sub, an entity formed solely for the purpose of effecting the merger, will be merged with and into the Company and the Company’s common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.  Further, the Company acknowledges that one or more investment funds managed by the investment manager of three of the Company’s current stockholders, P2 Capital Partners, LLC (“P2 Capital Partners”), as well as two members of the Company’s senior management, Joshua L. Collins and David A. Willmott (the “Management Parties”), will have interests in ASP Blade Holdings, Inc. (“Blade Holdco”), an affiliate of Parent, following the closing of the merger.

Notwithstanding the foregoing, the Company respectfully submits that it does not believe that Exchange Act Rule 13e-3 (“Rule 13e-3”) is applicable to the transactions contemplated by the merger agreement and believes that none of the Company, Parent, Merger Sub nor any of their affiliates are obligated to provide any additional disclosure on Schedule 13E-3.

The Merger Is Not a “Going Private Transaction” for Purposes of Rule 13e-3

The Company believes the merger is not a “going private transaction” for purposes of Rule 13e-3 because (i) P2 Capital Partners is not an affiliate of the Company, and (ii) the Management Parties, while affiliates of the Company, are not “engaged in” the transaction nor did they (alone or together with P2 Capital Partners and/or American Securities LLC (“American Securities” and, together with P2 Capital Partners and their respective affiliates, the “Buyer Parties”)) exert control or influence over the Company’s conduct in negotiating, or determination to enter into, the merger agreement.

P2 Capital Partners is not an Affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.”  Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”  The question of control and affiliation depends not only on the size of a stockholder’s equity ownership, but also on other factors, such as the stockholder’s ability to control the target.

In the present case, P2 Capital Partners does not control, nor has it influenced the governance or operations of, the Company and should not be considered to be an affiliate of the Company.

P2 Capital Partners has had no meaningful ability to assert, and in fact has not asserted, any power to direct the management or policies of the Company.  P2 Capital Partners, through three of its affiliated funds, currently holds, in the aggregate, 14.99% of the Company’s outstanding stock (although only the stock held by one of the funds, representing 2.6% of the Company’s outstanding stock, will be contributed to Blade Holdco in connection with the merger).  However, based on information publicly filed by the Company’s stockholders, P2 Capital Partners was not as of the signing of the merger agreement the largest holder of the Company’s outstanding stock (as of the date of its last public filing prior to signing, Ariel Investments, LLC held 19.81% of the Company’s outstanding stock).  Accordingly, P2 Capital Partners is not able to control, nor has it influenced the governance or operations of, the Company by virtue of its ownership of the Company’s stock.

Moreover, P2 Capital Partners does not have, and has not had, representation on the Board and has not appointed any designees to the Company’s management, nor has it sought to have any such representation or designees.  P2 Capital Partners does not have any commercial relationships with the Company (other than agreements ancillary to the execution of the merger agreement).  In short, although in the ordinary course of its business as a stockholder, P2 Capital Partners has offered suggestions to management intended to enhance value for all stockholders, these have been friendly suggestions only, and management and the Company have been at all times completely free to adopt them or not.  As further described below and in the section of the Preliminary Proxy Statement entitled “The Merger – Background of the Merger,” the negotiations among American Securities, P2 Capital Partners and the Company were arms’ length, vigorous and conducted under the direction and supervision of a special committee of independent and disinterested directors established by the Board. The Special Committee met 27 times to consider proposals from the Buyer Parties, the potential transaction, and strategic and other alternatives potentially available to the Company and extracted significant concessions on terms and price from the Buyer Parties.  P2 Capital Partners has not possessed and does not possess, and has not exerted and is not exerting, control over the Company, and: (i) does not have officers, directors or other personnel who are also officers or members of the Company’s Board of Directors, (ii) has not appointed any designees to the Company’s management, and (iii) has no contractual relationships with the Company that enable it to control, or influence the management or policies of, the Company.  Accordingly, the Company believes that P2 Capital Partners is not an affiliate of the Company for any purpose, including Rule 13e-3 purposes.

The Company has been advised by the Buyer Parties that, during the period between the execution of the merger agreement and the closing of the merger, P2 Capital Partners will have minimal, if any, control of the Parent or Blade Holdco, and, during the period between the execution of the merger agreement and the closing of the merger, P2 Capital Partners will have no ability to control the Company.  P2 Capital Partners and its affiliated investment funds that are stockholders in the Company have entered into a cooperation agreement with the Company pursuant to which they have agreed to vote their shares of the Company’s stock (i) in the case of the merger or an all-cash superior proposal, in accordance with the recommendation made to the Company’s stockholders by the Board and (ii) in the case of a superior proposal that is not an all-cash superior proposal, in the same proportions as the votes cast by the unaffiliated stockholders of the Company.  As a result of these agreements, P2 Capital Partners has effectively surrendered voting discretion related to the transaction or any superior proposal, and therefore will have minimal, if any, ability to influence any such stockholder vote.   In addition, the Company has been advised by the Buyer Parties that, between the execution of the merger agreement and the closing of the merger, American Securities has the unilateral right (subject only to an obligation to consult with P2 Capital Partners) to cause Parent to take any action or refrain from taking any action in connection with the merger transaction and the proposed related debt financing, and that American Securities alone, on behalf of Parent and Merger Sub, will determine whether or not the closing conditions specified in the merger agreement have been satisfied or will be waived without the consent of P2 Capital Partners. In accordance with the terms of its rollover agreement, the investment fund managed by P2 Capital Partners is unconditionally committed to roll its shares if the conditions to closing have been satisfied or waived (by American Securities, on behalf of Parent and Merger Sub, and by the Special Committee, on behalf of the Company).  For all the reasons described above, the Company believes that not only is P2 Capital Partners not an affiliate of the Company, but P2 Capital Partners has minimal ability prior to the closing to exert control over either the Parent or the Company in relation to the merger.

The Management Parties are not “Engaged In” the Transaction

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“Rule 13e-3 C&DIs”), the Management Parties, in their roles as senior management of the Company, are considered by the Staff to be affiliates of the Company, and in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because under Rule 13e-3(c)(1) the Management Parties could be deemed to be affiliates “engaged” in the Rule 13e-3 transaction.  However, in this case, for the reasons discussed below, the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of the Buyer Parties and, therefore, are not subject to Rule 13e-3 and are not required to file a Schedule 13E-3.

First, upon consummation of the merger, the Management Parties will not hold a material amount of the outstanding equity securities of Blade Holdco.  Specifically, under the rollover agreements signed by the Management Parties, Mr. Collins agreed to contribute 51,253 shares of Company stock and invest $633,390 as an additional subscription in exchange for equity securities of Blade Holdco (which the Company has been advised by the Buyer Parties is expected to constitute approximately 0.2% of Blade Holdco’s post-closing outstanding equity securities), and Mr. Willmott agreed to contribute 39,363 shares of Company stock and invest $299,585 as an additional subscription in exchange for equity securities of Blade Holdco (which the Company has been advised by the Buyer Parties is expected to constitute approximately 0.1% of Blade Holdco’s post-closing outstanding equity securities). Thus,  the Company has been advised by the Buyer Parties that it is expected that upon the closing of the merger, not more than approximately 0.5% of Blade Holdco’s post-closing outstanding equity securities (excluding options) will be held by the Management Parties.

Under the terms of a term sheet attached to the rollover agreements (the “Option Term Sheet”), Blade Holdco also agreed to adopt an option plan to reserve 12% of the fully diluted equity of Blade Holdco as of the closing of the merger for grants of options to purchase equity securities in Blade Holdco. Of such stock options, 50% will be granted at or promptly after closing to the Management Parties and the remaining 50% will be reserved for grant at the discretion of the surviving corporation’s board of directors (subject to consultation with the surviving corporation’s chief executive officer, initially expected to be Mr. Collins).  Each option granted at the closing of the merger will have an exercise price equal to the fair market value (as defined in the Option Term Sheet) of a share of stock as of the date of grant and will not have voting rights.  Additionally, all of these options will be subject to vesting requirements.  For the first tranche of options (comprising 66.67% of all options under the plan), fifty percent will vest over a five year period and fifty percent will vest only upon the achievement of certain predetermined performance targets by Blade Holdco.  For the second and third tranches (comprising 16.67% and 16.66%, respectively, of all options under the plan), the options will vest only if the funds managed by American Securities that have invested in Blade Holdco realize certain predetermined cash-on-cash return thresholds.  There is no assurance that any of such options will ever vest or that the Management Parties will ever acquire equity securities of Blade Holdco pursuant to such options.  The Company believes that the small and customary contemplated equity ownership of the Management Parties in the surviving corporation does not lead to the conclusion that the Management Parties will be able to exert control over the surviving corporation in a manner that deems the Management Parties to be “engaged in” the transaction, and notes that even if the options that are granted to the Management Parties at closing vest in full, the resulting interest of the Management Parties in the surviving corporation would be significantly below the 20% threshold referenced in Section 201.06 of the Rule 13e-3 C&DIs.

Moreover, the material terms of the Management Parties’ post-closing potential equity participation in Blade Holdco were not negotiated with the Management Parties until after the Special Committee and, as indicated to the Special Committee by the Buyer Parties, the Buyer Parties believed they had reached substantial agreement on the material terms of the merger agreement, such as price.  The commencement of negotiations between the Buyer Parties and the Management Parties with respect to these matters was approved in advance by the Special Committee and the Management Parties’ rollover agreements were reviewed and approved in advance by the Special Committee.  The Management Parties’ arrangements with Blade Holdco under the rollover agreements are expressly stated to be non-exclusive, and the Management Parties remain free to work with any competing bidder that might emerge.  Other than the rollover agreements with the Management Parties, no member of the Company’s management has entered into any agreement with P2 Capital Partners, American Securities or any of their respective affiliates regarding any involvement with Blade Holdco, Parent or any of their affiliates following the closing of the merger, and any changes to existing rollover agreements with the Management Parties, and any new arrangements with other members of management, require approval of the Special Committee.

Finally, although American Securities and P2 Capital Partners have agreed to appoint Mr. Collins and Mr. Willmott to the board of directors of Blade Holdco, all of the other members of the board of directors (representing a majority) will be appointed by American Securities and P2 Capital Partners, and the board of directors will have control over the governance and operations of the surviving corporation (aside from customary minority protection rights with respect to certain fundamental actions which will require the approval of each investor holding more than 20% of the outstanding common stock of Blade Holdco).

The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As described in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction.  The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.   However, in the case of the merger, the opportunity for abuse that Rule 13e-3 was designed to address is not present.  The merger was the result of arm’s-length negotiations led by the Special Committee, on behalf of the Company, and American Securities and P2 Capital Partners, on behalf of the Buyer Parties.

As described in detail in the section of the Preliminary Proxy Statement entitled “The Merger—Background of the Merger,” the negotiations between the Company and American Securities and P2 Capital Partners were intense and conducted on arm’s-length terms with the Special Committee, which had complete authority to negotiate with the Buyer Parties and to recommend or reject any proposal made by the Buyer Parties.  In addition, the Board and the Special Committee each engaged a nationally recognized investment bank (Goldman Sachs and Greenhill, respectively) and a nationally recognized law firm (Cravath and Davis Polk, respectively) to advise them on the terms of the merger and in their review of other potential transactions involving the Company, as well as their evaluation of the Company’s prospects on a standalone basis.  The Special Committee met 27 times prior to the execution of the merger agreement to discuss the negotiations with American Securities and P2 Capital Partners and other potential acquirers of the Company, as well as the Company’s prospects on a standalone basis.  The Management Parties did not participate in any such discussions with the Buyer Parties and Mr. Collins and Mr. Willmott recused themselves from the Board’s deliberations regarding, and the decision of the Board to approve, the merger agreement.

Prior to the execution of the merger agreement, the Company, the Special Committee and their respective advisers engaged in discussions with two potential acquirers that were considered to have an interest in pursuing a transaction with the Company, but each such potential acquirer declined to pursue a transaction with the Company at that time.  After the execution of the merger agreement, during the 50-day “go-shop” period, the Special Committee and its and the Company’s advisers contacted a total of 91 parties, including 35 strategic parties, to solicit interest in a possible acquisition of the Company.  The Company entered into confidentiality agreements and exchanged non-public information with 13 of such parties, but none of those parties contacted, nor any other party, submitted an alternative acquisition proposal to the Company.  Given the thorough processes that were followed by the Company and the Special Committee, there was no practical opportunity to overreach or take advantage of unaffiliated stockholders.

Nor are the unaffiliated stockholders any more limited in this transaction than stockholders are generally in their ability to influence whether a transaction is entered into.  Neither P2 Capital Partners nor any of the Management Parties has had or has exercised any power or right to cause particular individuals to be elected to the Board, the body that ultimately determined to approve the merger (taking into account the recommendation of the Special Committee), and as described above, neither P2 Capital Partners nor any of the Management Parties has exerted any influence on the Special Committee during the course of the negotiations.  Furthermore, the Company’s unaffiliated stockholders will be entitled to vote against the merger, if they so choose.  As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because affiliates of the issuer may already hold the requisite vote for approval.  However, this is not the case here.  The Management Parties currently hold in the aggregate less than 3% of the Company’s outstanding stock, and P2 Capital Partners (which is not an affiliate of the issuer) holds only 14.99% of the Company’s outstanding stock. Neither the Management Parties, P2 Capital Partners or the combination of them has anywhere near the power to carry the vote, and under the cooperation agreement with the Company, P2 Capital Partners has undertaken to vote on the merger in accordance with the recommendation of the Board, so that if that recommendation changes in accordance with the terms of the merger agreement, P2 Capital Partners could be required to vote its shares against the merger.

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest.  Again, these concerns do not apply to this transaction, because the merger will either occur or it will not.  If it does not, the unaffiliated stockholders will be left with the same liquid market and float and the same protections under the federal securities laws.  Their equity interest will be left intact (subject to the possibility that a competing bidder acquires the Company).  If the merger does go through, all outstanding shares, including those held by unaffiliated stockholders, will be exchanged for cash.  As such, there will be no need for a market for the shares or the protections of the federal securities laws.  In short, no unaffiliated stockholder will be coerced into voting in favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

In sum, notwithstanding the fact that P2 Capital Partners is a stockholder of the Company and Mr. Collins and Mr. Willmott are stockholders and members of the Board, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction.  The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the merger.

Conclusion

The Company believes that Rule 13e-3 does not and should not apply to this transaction, because P2 Capital Partners is not an affiliate of the Company, the Management Parties were neither “engaged in” the transaction nor affiliated with P2 Capital Partners or American Securities or any of their respective affiliates, and the transaction does not implicate any of the issues that Rule 13e-3 was adopted to address, among other reasons because neither P2 Capital Partners (including by virtue of the cooperation agreement it has signed effectively surrendering voting discretion with respect to the transaction or any superior proposal) nor the Management Parties nor the combination of them had anywhere near the power to cause the transaction to be approved by the Board, or have anywhere near the power to cause the transaction to be approved by the Company’s stockholders.  Accordingly, because the transaction should not be subject to Rule 13e-3, neither the Company or the Management Parties nor P2 Capital Partners, American Securities, Blade Holdco, Parent, Merger Sub or any of their affiliates should be required to be included as a filing person on Schedule 13E-3 in connection with the transaction.

Summary Term Sheet, page 1

Recommendation of the Company’s Special Committee and Board; Reasons for the Merger, page 3

2.	In this section you only summarize the recommendation of the Special Committee and the Board. Please revise to include a summary of the reasons for the merger.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Summary Term Sheet—Recommendation of the Company’s Special Committee and Board; Reasons for the Merger” beginning on page 3 of Amendment No. 1 to include the requested summary of the material reasons considered by the Special Committee and the Board for the merger.

The Merger, page 28

Background of the Merger, page 28

3.	We note your disclosure on page 26 that in early May 2014, P2 and Party A informed Mr. Collins and Mr. Willmott that P2 and Party A were reducing their proposed price range. Please revise your disclosure to include the reasons for the price reduction.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “The Merger—Background of the Merger” on page 29 of Amendment No. 1 to include the principal reasons communicated by representatives of P2 and Party A for such price reduction.

4.	We note your disclosure on page 29 that Goldman Sachs “engaged in numerous discussions with representatives of the Buyer Parties . . .” Please revise your disclosure to include a description of the substance of those discussions.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “The Merger—Background of the Merger” on page 32 of Amendment No. 1 to include a description of the substance of such discussions between Goldman Sachs and the Buyer Parties.

The Recommendation of the Company’s Special Committee and Board; Reasons for the Merger, page 44

The Board, page 49

5.	Please expand your disclosure on page 47 to discuss the negative factors considered by the Board with respect to the merger.

The Company acknowledges the Staff’s comment and has expanded the applicable disclosure under “The Merger—The Recommendation of the Company’s Special Committee and Board; Reasons for the Merger—The Board” on page 50 of Amendment No. 1 to include a description of the material negative factors considered by the Board with respect to the merger.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1996 or Andrew R. Thompson at (212) 474-1802.

Very truly yours,

/s/ George E. Zobitz
George E. Zobitz

cc:	Chad E. Paulson
Vice President, General Counsel and Secretary
Blount International, Inc.
4909 SE International Way
Portland, OR 97222

Annex A

On behalf of Blount International, Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-11549) (the “Proxy Statement”), the undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  February 12, 2016

BLOUNT INTERNATIONAL, INC.,

by	/s/ Chad E. Paulson
Chad E. Paulson
Vice President, General Counsel and Secretary